

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Reports:
Initial Drilling on the Bornite Project Continues to Expand
High-Grade Copper System

September 18, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX, NYSE-MKT: TMQ**) ("Trilogy Metals" or the "Company") is pleased to announce initial high-grade copper results from this summer's exploration diamond drilling program at the Bornite Project, a part of the Company's Upper Kobuk Mineral Projects ("UKMP") located in the Ambler mining district of Northwest Alaska. Sample results from the first three holes are available comprising 3,083 meters of the in-progress 10,000 meter drill campaign. The initial 3 drill holes show thick and continuous intervals of copper mineralization and represent up to 300 meter off-sets from the Company's last round of drill holes completed in 2013, which shows that the Bornite mineralized system continues to significantly expand. The focus of this year's program is to target high-grade copper mineralization north and east of the previously identified resources and to define the edges of the mineralized system. Additional drill results are anticipated to be released regularly over the next couple of months as they become available.

At a cutoff grade of 0.5% copper the results are as follows:

- RC17-234 intersected three mineralized intervals totaling 83.8 meters averaging 1.10% copper;

- RC17-235W intersected two mineralized intervals totaling 33 meters averaging 0.90% copper; and

- RC17-236 intersected two mineralized intervals totaling 116.4 meters averaging 1.06% copper.

Results are presented in **Table 1** at a cutoff grade of 0.5% copper to be comparable with previous drill results released by the Company. Results at a more selective higher grade cutoff of 1.0% copper are also presented in **Table 2** to show locally higher grade intervals.

Trilogy Metals is executing this US$10 million program at Bornite, which has been funded by South32 Limited per the agreement announced on April 10, 2017 (https://Trilogy PR April 19 2017). This year's exploration at Bornite was approved by a joint Trilogy-South32 Technical Committee and is focused on drilling the extensions of mineralization last drilled by the Company in 2013.

Rick Van Nieuwenhuyse, President and CEO of Trilogy Metals commented, "The initial three step-out holes at Bornite demonstrate that high grade copper mineralization continues to the north and east of previously drilled resources as shown in Figure 1. Specifically, these three holes offset mineralization previously intersected in hole RC13-224 which intersected 236-meters of 1.9% copper. We are also seeing significant cobalt mineralization occurring as the mineral carrollite and associated with one or more stages of pyrite – particularly in the higher grade copper zones with bornite and chalcocite. More geochemical and metallurgical work is planned for the cobalt. As the Grade x Thickness Map shows in Figure 2, we have now traced the mineralized system over an area measuring approximately 2,500 meters by 1,500 meters within which we are consistently intersecting zones 100 to 200 meters thick and containing 1% to 3% copper. Our drill program is demonstrating that the Bornite mineralized system remains strong and shows no signs of letting up as we continue to drill on trend to the north and east. In addition, we are starting to see new structural trends and controls on the axis of high grade mineralization along a northwest vector. A recently completed detailed Gravity Survey is showing some very promising results and we will be integrating that information into our future targeting. We have six more holes to report on between now and mid-November and we have added a fourth drill rig to complete our planned program. We will continue to report results as they become available."

Table 1

0.5% Cu Cut-off with maximum 5m internal waste - Minimum 5m interval

Hole	From (m)	To (m)	Length	Cu (pct)	Co (ppm)	Ag (ppm)
RC17-0234	935.28	956.31	21.03	1.29	81.8	0.31
	978.50	1005.31	26.81	1.44	96.5	0.13
	1011.00	1047.00	36.00	0.72	70.1	0.10
Total of			**83.84**	**1.10**	**81.5**	**0.16**
RC17-0235w	661.84	667.97	6.13	0.69	109.6	0.15
	892.23	919.10	26.87	0.94	72.8	1.47
RC17-0236	720.79	747.89	27.10	0.80	103.4	0.72
	777.88	867.18	89.30	1.13	211.2	0.60
Total of			**116.40**	**1.06**	**186.1**	**0.63**

Table 2

1.0% Cu Cut-off with maximum 5m internal waste - Minimum 4m interval

Hole	From (m)	To (m)	Length	Cu (pct)	Co (ppm)	Ag (ppm)
RC17-0234	945.22	954.74	9.52	1.96	150.41	0.296
	978.50	982.99	4.49	5.49	397.01	0.582
	1037.00	1047.00	10.00	1.01	92.14	0.09
Total of			**24.01**	**2.22**	**172.3**	**0.26**
RC17-0235w	901.02	919.10	18.08	1.06	87.49	1.64
RC17-0236	735.62	741.00	5.38	1.41	137.95	0.966
	796.29	802.09	5.80	1.04	198.63	0.685
	822.05	865.78	43.73	1.72	328.46	0.869
Total of			**54.91**	**1.62**	**296.1**	**0.86**

Trust | Respect | Integrity

Figure 1- MAP SHOWING LOCATION OF CURRENT DRILLING



Figure 2 — MAP SHOWING GRADE X THICKNESS OF MINERALIZED INTERSECTIONS USING A 0.3% Cu CUT-OFF GRADE





Bornite Resource

Based on the Company's previous three field seasons of exploration drilling and re-assaying of previously drilled core from Kennecott, the Company announced an updated resource estimate for the Bornite project of 5.5 Billion pounds of copper inferred resource at a grade of 2.26% Cu and 913 Million pounds of copper indicated resource at a grade of 1.02% Cu and filed a National Instrument 43-101 technical report in 2016. See the Company's press releases dated April 19, 2016 (http://Trilogy PR April 19 2016) and the Company's press release on the filing of the updated NI43-101 Technical Report for Bornite on May 16, 2016 (https://Trilogy PR May 16 2016).

QAQC Program

The drill program and sampling protocol were managed by qualified persons employed by Trilogy Metals. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.2-meter minimum length, 2.5-meter maximum length and 1.7-meter average sample length. Drill core recovery averaged 91% overall and 94% within the prospective lithologies. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Minerals in Fairbanks for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. Trilogy Metals will submit 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Persons

Andrew W. West, P.Geo., Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088

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4

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.